UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-16731

VAN DER MOOLEN HOLDING N.V. THE NEW YORK STOCK EXCHANGE
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Keizersgracht 307, 1016 ED Amsterdam, The Netherlands Tel. No.: (+31) 20 535 6789
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common shares of nominal value €0.08 per share, traded in the form of American Depositary Receipts evidencing American Depositary Shares, each representing one common share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Van der Moolen Holding N.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

/s/ Richard E. den Drijver	/s/ Michiel Wolfswinkel	Amsterdam, 26 November 2007
Chief Executive Officer	Chief Financial Officer

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.